 Exhibit 1

Press Release

RedHill Biopharma Announces Q1/22 Highlights:
On Track for Positive Cash from Operations in H2/22

 Targeting positive cash from operations to start during H2/221
--
Focus on earlier achievement of operational profitability thanks to a recently implemented comprehensive cost reduction plan, with expected operational cost savings of approximately $50 million over the next 18 months
--
Continuous implementation of disciplined cost controls reduced Q1/22 cash used in operating activities by more than 70% to approximately $4 million, compared to approximately $15 million in Q4/21
--
Net revenues of $18.2 million in Q1/22; Cash balance2 of $45 million as of March 31, 2022
--
 Talicia® TRx up 12.8% over Q4/21 and Movantik® continues strong Q4/21 prescription performance
--
Amendment improves key covenants in the HCR Credit Agreement
--
Given encouraging data to date, opaganib and RHB-107 COVID-19 Phase 3-stage programs expected to be funded via external sources; Global and U.S. regulatory interactions ongoing
--
Management to host webcast today, at 08:30 a.m. EDT

TEL AVIV, Israel and RALEIGH, NC, June 23, 2022, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today reported its first quarter 2022 financial results and operational highlights, targeting positive cash from operations1 to start during H2/22. Recent implementation of a comprehensive cost reduction plan is expected to generate operational cost savings of approximately $50 million over the next 18 months.

1 Positive cash from operations before interest payments.
2 Including cash, cash equivalents, short-term bank deposits and restricted cash.

Dror Ben-Asher, RedHill’s Chief Executive Officer, said: “To address the current market realities and operating landscape, RedHill is being decisive about controlling its own destiny and is highly focused on achieving earlier profitability, targeting positive cash from operations to start during H2/221. Our comprehensive cost reduction plan is expected to generate operational cost savings of approximately $50 million over the next 18 months. The majority of these savings result from an approximately one-third reduction of the U.S. commercial team workforce, returning to pre-pandemic levels, streamlined operational expenditure including selling, general and administrative (SG&A) expenses and refining the Company’s R&D strategy to rely mostly on external funding sources based on the promising clinical data generated to date. On behalf of RedHill and its Board of Directors, I would like to express my profound and respectful gratitude to the colleagues who are departing RedHill. We value and are extremely grateful for your immense contributions and dedication which enabled RedHill to build a first-class U.S. commercial organization and launch three innovative products that help patients in need. While difficult, the changes we have made as part of our cost reduction plan were necessary given the current realities.”

Mr. Ben-Asher continued: “Improved financial stability resulting from cost savings, a commercial basket including three FDA-approved proprietary drugs, continued prescription growth and healthy sales, improved managed care coverage and the amended credit agreement with HCR, positions RedHill for further growth. To that end, RedHill is in non-binding discussions to acquire a synergetic U.S. FDA-approved, patented GI drug currently generating dozens of millions of dollars, which, if materialized, will help expedite and increase cash generation.”

Micha Ben Chorin, Chief Financial Officer at RedHill, added: “RedHill’s commercial team has further strengthened Movantik®’s share of the growing PAMORA class to approximately 74%, and Talicia®’s approximately 13% quarterly growth further consolidates its position as the leading U.S. brand for H. pylori eradication. The Company’s disciplined cost control measures reduced Q1/22 cash used in operating activities by more than 70% to approximately $4 million, compared to approximately $15 million in Q4/21. Despite the challenging market conditions, RedHill is on its way to achieving company-wide positive cash from operations1 this year, and this, along with the envisaged growth drivers from the pipeline and potential acquisitions, could boost cash generation and further improve cash flow. We are confident that RedHill is well positioned for continuing growth.”

Mr. Ben-Asher further remarked: “Turning to R&D, in reliance of promising clinical and other data we generated to date, we expect external funding for much of our promising R&D programs, through grants, industry partnerships and participation in platform studies. COVID-19, included in a broader category of ‘pandemic preparedness’, remains an area of high interest and need for novel oral therapeutics such as RedHill’s candidates. Regulatory feedback on opaganib, supportive of a confirmatory study has provided a pathway to potential opaganib submissions for approval in COVID-19. Most recently, opaganib further exhibited its variant-agnostic credentials by demonstrating potent in vitro efficacy against Omicron, while also showing, in a separate study, potent in vitro inhibition of influenza A H1N1, adding to evidence of opaganib’s broader antiviral potential and its promising applicability to ‘pandemic preparedness’. Meanwhile, RedHill’s 2nd COVID-19 therapeutic candidate, RHB-107, successfully met the Part A study primary outcome measure for its Phase 2/3-stage study in non-hospitalized COVID-19, showing, among other promising data, a 100% reduction in hospitalization due to COVID-19. Discussions are ongoing regarding potential external funding through grants, platform studies and other public, private and industry partnerships to support the opaganib and RHB-107 programs, as well as our ongoing Phase 3 study with RHB-204 for NTM disease.”

Financial results for the quarter ended March 31, 2022 (Unaudited)3

Net Revenues for the first quarter of 2022 were $18.2 million, as compared to $22.1 million in the fourth quarter of 2021, the difference being attributable to typical cyclical trends in Movantik sales and increased gross to net deductions related mainly to increased formulary coverage.

Cost of Revenues for the first quarter of 2022 were $8.0 million, as compared to $19.3 million in the fourth quarter of 2021. The decrease was attributed to recognition of an approximately $9 million impairment related to the intangible asset of Aemcolo® for travelers’ diarrhea in the previous quarter.

Gross Profit for the first quarter of 2022 was $10.2 million, as compared to $2.7 million in the fourth quarter of 2021. The increase was attributed to the impairment recognized in the previous quarter, as detailed above.

Research and Development Expenses for the first quarter of 2022 were $3.1 million, as compared to $5.9 million in the fourth quarter of 2021. The decrease was attributed to the ongoing optimization of R&D costs and completion of elements of the opaganib and RHB-107 development programs.

Selling, Marketing and General and Administrative Expenses for the first quarter of 2022 were $20.4 million, as compared to $17.6 million in the fourth quarter of 2021. The increase was mainly attributed to a one-off positive adjustment in quarter four of 2021 and expenses related to professional services and other related expenses in the first quarter of 2022.

Operating Loss for the first quarter of 2022 was $13.2 million, as compared to $20.7 million in the fourth quarter of 2021. The decrease was mainly attributed to the impairment recognized in the previous quarter, as detailed above.

Net Cash Used in Operating Activities for the first quarter of 2022 was $4.2 million, as compared to $14.9 million in the fourth quarter of 2021. The decrease was mainly due to changes in working capital and continued implementation of cost-reduction measures.

Net Cash Used in Financing Activities for the first quarter of 2022 was $4.9 million, as compared to Net Cash Provided by Financing Activities of $17.6 million in the fourth quarter of 2021, comprised mostly from proceeds of equity offerings completed in the fourth quarter of 2021. The additional decrease of $5 million was due to a reduction of Movantik acquisition liabilities.

3 All financial highlights are approximate and are rounded to the nearest hundreds of thousands.

Liquidity and Capital Resources

Cash Balance1. as of March 31, 2022, was $45.0 million, as compared to $54.2 million as of December 31, 2021.

On June 17, 2022, RedHill Biopharma Inc. signed an amendment to the HCR Credit Agreement reducing the revenue covenant to $75.0 million for the next two quarters, with a 0.5% increase in interest.

The license of opaganib4 for COVID-19 by Kukbo for South Korea is expected to yield a $1.5 million upfront payment to RedHill and, in addition, up to $5.6 million in milestone payments plus royalties on net sales.

The license of Talicia for H. pylori by Gaelan Medical for the United Arab Emirates, with $2.0 million upfront payment received, is anticipated to yield additional milestones and royalties on net sales.

Discussions with additional potential partners, for both in- and out-licensing partnerships, are ongoing including for potential acquisitions of additional synergetic commercial products with strong cash generation potential.

Commercial Highlights

Movantik® (naloxegol)5
The Company’s focus and determination to drive both Movantik and the PAMORA class as a whole have delivered important results, with Movantik’s Q1/22 performance matching the record pace set in Q4/21. This represents an 8.6% increase in new prescriptions compared to Q1/21, more than doubling the already strong growth of the overall PAMORA class in the same period and contributing to a further increase in market share for Movantik, now up to almost 74% of the PAMORA class.

Nearly 92% of insurance plans provide access for Movantik – best-in-class coverage – and as of January 1, 2022, Movantik® has been approved for inclusion as a preferred and unrestricted brand on a major National Medicare Part D formulary serving more than 10 million Americans. Movantik’s total commercial coverage now extends to 151 million American patients’ lives and has grown to 46 million Medicare lives, with over 93% coverage of Medicare Part D lives.

4 Opaganib is an investigational new drug, not available for commercial distribution.
5 Movantik® (naloxegol) is indicated for opioid-induced constipation (OIC). Full prescribing information see: www.movantik.com.

With best-in-class payer coverage, focused execution in the pain segment and continuing the PAMORA class market development, Movantik is well-positioned for continued growth in 2022 and beyond.

Talicia® (omeprazole magnesium, amoxicillin and rifabutin)6
Talicia reached new TRx heights in Q1/22, growing a further 12.8% compared to the previous record levels set in Q4/21. This growth represents an 80% increase in new prescriptions from Q1/21, further cementing Talicia’s position as the most prescribed branded H. pylori therapy in the U.S. Significant increase in prescription volume in March of this year, coupled with a growing prescriber base, improving payor coverage and continuing promotional focus is expected to result in further growth acceleration.

Medi-Cal, California's Medicaid Health Care program, which added Talicia last year to its Contract Drug List (CDL) for H. pylori treatment, with no prior authorization required, expanded coverage to 14 million beneficiaries on January 1, 2022. Florida Medicaid coverage started in April and another large Part D plan coverage became effective earlier this quarter. The Company also expects a major new coverage win to initiate July 1, 2022. As of May 2022, total Talicia coverage stood at nearly 200 million American lives, equating to seven out of ten lives.

Outside of the U.S., in January 2022, the Company announced that it had entered into an exclusive license agreement with Gaelan Medical Trade LLC, a wholly owned subsidiary of the Ghassan Aboud Group (GAG), for Talicia in the United Arab Emirates (UAE). Under the terms of the agreement, RedHill received an upfront payment of $2 million and is eligible for additional milestone payments as well as tiered royalties up to mid-teens on net sales of Talicia in the UAE if marketing authorization is received and Talicia is commercialized. Gaelan Medical received the exclusive rights to Talicia in the UAE, as well as a right of first refusal in relation to Talicia in the Gulf Cooperation Council region (Saudi Arabia, Kuwait, Qatar, Bahrain and Oman) for a pre-determined period.

Aemcolo® (rifamycin)7
The Company continues to be ready for post-COVID-19 returning travel opportunities for Americans.

R&D Highlights

Opaganib (ABC294640)
COVID-19:
COVID-19, included in a broader category of ‘pandemic preparedness’, remains an area of high interest and need for novel oral therapeutics. Data from prespecified analyses of opaganib’s Phase 2/3 study (NCT04467840), announced in January and February 2022, demonstrated that opaganib improved viral RNA clearance, achieved faster time to recovery and reduced mortality in key subpopulations of moderate to severe hospitalized patients with COVID-19. Additionally, a post-hoc analysis identified a biomarker, the fraction of inspired oxygen (FiO2), to select patients that showed superior outcomes with opaganib vs. placebo. Opaganib also demonstrated potent in vitro efficacy against the Omicron SARS-CoV-2 variant and is expected to remain effective against sub-variants BA.2, XE and other emerging and future variants. Based on regulatory guidance, a positive confirmatory study constitutes the likely pathway to potential opaganib submissions for approval in the U.S., EU, and multiple other territories.

6 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.
7 Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.aemcolo.com.

Data from the global Phase 2/3 study has now been published on MedRxiv and will also be the subject of a “Late-Breaker” oral presentation at the joint CDC / Task Force for Global Health-organized International Conference on Emerging Infectious Diseases, to be held in August.

On June 21, 2022, and adding to opaganib’s expanding patent suite, RedHill was granted an additional U.S. patent directed to a method for the treatment of COVID-19 in patients with moderate to severe COVID-19 related pneumonia using opaganib.

RedHill is pursuing multiple public and private external funding sources for our programs including grants in the U.S., UK and EU, government sponsored platform studies and industry partnerships. In March 2022, the Company announced that it had entered into an exclusive license agreement with Kukbo Co. Ltd., a South Korean corporation, for the exclusive rights to commercialize opaganib for the treatment of COVID-19 in South Korea. Under the terms of the agreement, RedHill is entitled to receive an upfront payment of $1.5 million and is eligible for $5.6 million in additional milestone payments, as well as low double-digit royalties on net sales of opaganib if marketing authorization is received and opaganib is commercialized.

Other indications under investigation:
Influenza A H1N1: Opaganib demonstrated potent in vitro inhibition of influenza A H1N1, at low concentrations and with no evidence of toxicity at these levels. The results were obtained in Normal Human Bronchial Epithelial Cells (NHBE) assay, the natural human target of the virus, making it a realistic model. These results add to previous data demonstrating antiviral activity in several in vitro and in vivo viral infection models including SARS-CoV-2, influenza and Ebola, providing further evidence of opaganib’s potential broad-spectrum antiviral effect. Discussions with NIH are ongoing regarding next steps for investigating opaganib’s broader antiviral potential and its promising applicability to ‘pandemic preparedness’.

Oncology:
The Company continues to advance opaganib’s development program in oncology with the cholangiocarcinoma (CCA) Phase 2 study analysis expected in Q3/2022

RHB-107 (upamostat)8
COVID-19:
In March 2022, the Company announced positive top-line results from Part A of the two- stage Phase 2/3 study of novel, once-daily, orally-administered, antiviral drug candidate, RHB-107. The study, evaluating RHB-107 for the treatment of non-hospitalized patients with symptomatic COVID-19 in the early course of the disease (NCT04723537), who do not require supplemental oxygen (the vast majority of COVID-19 patients) was predominantly conducted in the U.S. (60/61 patients) as well as South Africa.

8 RHB-107 (upamostat) is an investigational new drug, not available for commercial distribution.

Results showed that RHB-107 met the primary outcome measure, demonstrating a favorable safety and tolerability profile and showed a 100% reduction in hospitalization due to COVID-19, with zero patients (0/41) on the RHB-107 arms versus 15% (3/20) hospitalized due to COVID-19 on the placebo-controlled arm (nominal p-value=0.0317). The study also showed an approximately 88% reduction in reported new severe COVID-19 symptoms after treatment initiation, with only one patient in the RHB-107 treated group 2.4%, (1/41) versus 20% (4/20) of patients in the placebo-controlled arm. Further analysis of study data also showed a faster recovery from severe COVID-19 symptoms for patients in the RHB-107 arm, with a median of 3 days to recovery with RHB-107 vs. 8 days with placebo.

RHB 107’s unique human host-targeted, suggested antiviral mechanism is expected to act independently of viral spike protein mutations and remain effective against Omicron and sub-variants BA.2, XE and other emerging and future variants.

Next steps for the study are expected following ongoing discussions with regulators.

RHB-204 - Pulmonary Nontuberculous Mycobacteria (NTM) Disease9
A U.S. Phase 3 study is ongoing in the U.S. to evaluate the efficacy and safety of RHB-204 in adults with pulmonary NTM disease caused by Mycobacterium avium Complex (MAC) infection (NCT04616924). The waning of COVID-19 is expected to accelerate the advancement of the program

The study protocol provides for 6 months co-primary endpoint of sputum culture conversion (SCC) and clinical outcome (patient-reported outcomes - PRO) in a randomized placebo-controlled design, followed by open label active treatment with RHB-204 for 12 months from conversion.

RHB-204 has been granted Orphan Drug designation and QIDP status – providing for Fast Track and Priority Review and resulting in eligibility for 12 years post-approval market exclusivity.

Conference Call and Webcast Information:

The Company will host a conference call and webcast today, Thursday, June 23, 2022, at 8:30 a.m. EDT, during which it will present key highlights for the first quarter of 2022.

The webcast including slides will be broadcast live on the Company's website, https://ir.redhillbio.com/events, and will be available for replay for 30 days.

9 RHB-204 is an investigational new drug, not available for commercial distribution.

To participate in the conference call, please dial one of the following numbers up to 30 minutes before the scheduled start time: United States: +1-855-979-6654; International: +1-646-664-1960; and Israel: +972-72-258-7959; the access code for the call is: 647114.

To pre-register for the conference call, click here.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs, Movantik® for opioid-induced constipation in adults5, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults6, and Aemcolo® for the treatment of travelers’ diarrhea in adults7. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with an ongoing Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) disease; (ii) opaganib (ABC294640), a first-in-class oral SK2 selective inhibitor targeting multiple indications with a Phase 2/3 program for hospitalized COVID-19 and Phase 2 studies for prostate cancer and cholangiocarcinoma ongoing; (iii) RHB-107 (upamostat), an oral serine protease inhibitor in a Phase 3-stage study as treatment for non-hospitalized symptomatic COVID-19, and targeting multiple other cancer and inflammatory gastrointestinal diseases; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (v) RHB-102 , with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; and (vi) RHB-106, an encapsulated bowel preparation. More information about the Company is available at www.redhillbio.com/ twitter.com/RedHillBio.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words and include statements regarding anticipated positive cash from operations before interest expected in 2022, the expected operational cost savings from the cost reduction plan and discussions regarding the acquisition of a synergetic U.S. FDA-approved GI drug. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the anticipated positive cash from operations before interest will not be positive in 2022, that the expected operational cost savings from the cost reduction plan will be lower than anticipated, that the acquisition of a synergetic U.S. FDA-approved GI drug will not materialize, that the obligations of the term loan are unable to be met, that we will not be successful in increasing sales of our commercial products, including due to market conditions, that the Phase 2/3 COVID-19 study for RHB-107 may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional COVID-19 studies for opaganib and RHB-107 are likely to be required, as well as risks and uncertainties associated with the risk that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia®, and Aemcolo® and Movantik®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 17, 2022. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Chief Corporate and Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com	Media contacts: U.S. / UK: Amber Fennell, Consilium +44 (0) 7739 658 783 fennell@consilium-comms.com

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)

	Three Months Ended
	March 31,
	2022	2021
	U.S. dollars in thousands
NET REVENUES	18,236	20,575
COST OF REVENUES	8,034	10,253
GROSS PROFIT	10,202	10,322
RESEARCH AND DEVELOPMENT EXPENSES	3,062	7,484
SELLING AND MARKETING EXPENSES	12,560	13,895
GENERAL AND ADMINISTRATIVE EXPENSES	7,818	7,095
OPERATING LOSS	13,238	18,152
FINANCIAL INCOME	10	42
FINANCIAL EXPENSES	3,909	4,753
FINANCIAL EXPENSES, net	3,899	4,711
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	17,137	22,863

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	0.03	0.05
WEIGHTED AVERAGE OF ORDINARY SHARE (in thousands)	525,186	429,603

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	March 31,	December 31,
	2022	2021
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	28,847	29,474
Bank deposits	17	8,530
Trade receivables	25,934	31,677
Prepaid expenses and other receivables	3,507	4,661
Inventory	14,272	14,810
	72,577	89,152
NON-CURRENT ASSETS:
Restricted cash	16,165	16,169
Fixed assets	528	572
Right-of-use assets	7,736	3,651
Intangible assets	70,043	71,644
	94,472	92,036
TOTAL ASSETS	167,049	181,188

CURRENT LIABILITIES:
Accounts payable	5,706	11,664
Lease liabilities	1,431	1,618
Allowance for deductions from revenue	31,390	30,711
Accrued expenses and other current liabilities	24,151	20,896
Payable in respect of intangible assets purchase	11,223	16,581
	73,901	81,470
NON-CURRENT LIABILITIES:
Borrowing	86,397	83,620
Payable in respect of intangible assets purchase	4,061	3,899
Lease liabilities	7,183	2,574
Royalty obligation	750	750
	98,391	90,843
TOTAL LIABILITIES	172,292	172,313

EQUITY:
Ordinary shares	1,506	1,495
Additional paid-in capital	375,948	375,246
Accumulated deficit	(382,697)	(367,866)
TOTAL EQUITY	(5,243)	8,875
TOTAL LIABILITIES AND EQUITY	167,049	181,188

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended
	March 31,
	2022	2021
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(17,137)	(22,863)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	2,306	872
Depreciation	537	492
Amortization and impairment of intangible assets	1,601	1,827
Non-cash interest expenses related to borrowing and payable in respect of intangible assets purchase	3,123	2,639
Fair value losses on financial assets at fair value through profit or loss	—	6
Exchange differences and revaluation of bank deposits	4	46
	7,571	5,882
Changes in assets and liability items:
Decrease in trade receivables	5,743	5,349
Decrease in prepaid expenses and other receivables	1,154	1,428
Decrease (increase) in inventories	538	(2,744)
Decrease in accounts payable	(5,958)	(5,017)
Increase in accrued expenses and other liabilities	3,255	1,364
Increase in allowance for deductions from revenue	679	4,334
	5,411	4,714
Net cash used in operating activities	(4,155)	(12,267)
INVESTING ACTIVITIES:
Purchase of fixed assets	(13)	(88)
Change in investment in current bank deposits	8,500	—
Proceeds from sale of financial assets at fair value through profit or loss	—	475
Net cash provided by investing activities	8,487	387
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares, net of issuance costs	713	57,941
Exercise of options into ordinary shares	—	3,227
Repayment of payable in respect of intangible asset purchase	(5,542)	(2,125)
Payment of principal with respect to lease liabilities	(115)	(383)
Net cash (used in) provided by financing activities	(4,944)	58,660
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(612)	46,780
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(15)	(103)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	29,474	29,295
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	28,847	75,972

SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	11	19
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	772	1,990
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	4,767	—